UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	CUSIP NUMBER
000-26361	37944K106

(Check One):    ☒  ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:   December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

EXPLANATORY NOTE

The period of report in the submission header for the original NT 10-K filed on April 1, 2019 was incorrectly listed as April 1, 2019 when, in fact, and according to the Form NT, the period ending was December 31, 2018.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Global Digital Solutions, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

777 South Flagler Drive, Suite 800
Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33401
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject 10-K report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Global Digital Solutions, Inc., (the “Registrant”) was unable to timely file its 10-K Report on Form 10-K for the year ended December 31, 2018, due to unanticipated delays in the preparation of its financial reports. The Registrant was unable, without unreasonable effort and expense, to obtain and review the information necessary to complete the preparation of its Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William Delgado                                                                  (561) 515-6163
(Name)
  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐   No ☒

Global Digital Solutions, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 4, 2019                                                      By:  /s/ William Delgado
Name: William Delgado
Title: Chief Executive Officer